FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.

(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, of Securities Market (“Ley del Mercado de Valores”).

In relation to non- voting convertible Class B shares issued by a capital increase against in- kind contributions, approved by the General Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 49,155, registered on CNMV), reported by Relevant Information dated November 27, 2010 (Registration No.133939 on CNMV), PRISA has granted a public deed formalizing the conversion of 6,040 Class B shares into an equal number of Class A shares under the terms established by the Class B issue agreement . This public deed has been recorded in the Registry of Commerce of Madrid, on April 14th, 2011, entry 248.

PRISA share capital upon the exercise of the conversion rights by holders of Class B shares, into Class A shares, is represented by: (a) 444,795,672 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 444,795,672 and (b) 402, 980,960 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 402, 980,960.

The admission to trading of the new ordinary shares will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” –Mercado Continuo-).

Madrid, April 18th, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

April 18, 2011                                                             By: /s/ Iñigo Dago Elorza

Name: Iñigo Dago Elorza

Title: Chief Legal Officer and Secretary of the Board of Directors